

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

March 30, 2009

VIA U.S. MAIL AND FAX (203) 854-1308

Martin S. Smiley
Chief Financial Officer
mPhase Technologies, Inc.
587 Connecticut Ave.
Norwalk, Connecticut 06854

>   **Re: mPhase Technologies, Inc.**
>   **Form 10-K for the year ended June 30, 2008**
>   **Filed September 30, 2008**
>   **File No. 000-30202**

Dear Mr. Smiley:

We have reviewed your letter dated March 13, 2009 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended June 30, 2008

1.   Refer to prior comment 1. We see that the acknowledgments you provided are not those
        specifically requested. Please note that the three acknowledgments must use the exact
        language we requested - the language used should not be modified in any way. Please
        provide the acknowledgments previously requested.

Item 8A., page 48

2.   Please refer to our prior comment 2. We note in your response that you confirm that your
        controls were "adequate and in effect" at the end of your FYE June 30, 2008. Please
        confirm that your Chief Financial Officer and your Chief Executive Officer have
        concluded that your disclosure controls and procedures (*as defined in Rules 13a-15(e) or
        15d-15(e) of the Exchange Act*) were effective and confirm your disclosure controls and
        procedures conclusions in future filings will *clearly* indicate your conclusions based on
        the definition of controls and procedures. Refer to Item 307 of Regulation S-K.

Notes to Consolidated Financial Statements, page 77

3. Summary of Significant Accounting Policies, page 78

Revenue Recognition, page 78

3.   Refer to our prior comment 3. Please note that FASB Concepts Statement Number 6
        (CON 6) defines financial statements elements and does not provide specific guidance
        about revenue recognition. See paragraph 22 of CON 6. Please respond in a more
        meaningful way to our prior comment. For example, tell us what section of SAB 104
        supports your accounting. Tell us if SOP 81-1 or any other U.S. GAAP impacts your
        required accounting for the previously referenced transactions.

8. Stockholders'Equity, page 81

Long Term Convertible Debentures / Note Receivable / Debt Discount, page 82

4.   Refer to our prior comment 4. Please note that SFAS 153 provides accounting guidance
        for exchanges of nonmonetary assets. Based on the guidance at paragraph 3 of APB 29,
        accounts receivable are *not* nonmonetary assets. As such, SFAS 153 does not appear to
        support your accounting. Please respond in a more meaningful way to our prior
        comment.

<u>Warrants, page 85</u>

5.   Refer to our prior comment 5. You responded that your accounting for warrants had been described in Note #3. We did not note such disclosure in Note #3. Further you stated that you <u>valued</u> your warrants based on SFAS 123(R). Please explain to us how you <u>account for</u> your warrants providing us with applicable U.S. GAAP. In your explanation, please discuss how you considered the impact of EITF 00-19.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Andri Boerman, Staff Accountant, at (202) 551-3645 or me at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

                                        Sincerely,

                                        Jay Webb
                                        Reviewing Accountant